Exhibit(4)(c)

AMERICAN FAMILY LIFE INSURANCE COMPANY

6000 AMERICAN PKWY

MADISON, WI 53783-0001

888 428-5433

ACCIDENTAL DEATH BENEFIT RIDER FOR THE PRIMARY INSURED

Flexible Premium Variable Universal Life Insurance

This rider is attached to and becomes part of the policy. All conditions and provisions of the policy apply to this rider unless changed by this rider.

DEFINITIONS

The following are key words used in this rider. When these words are used they are in bold type. As you read this rider, you can refer to this section for the definition. Other key words that appear in this Rider in bold type are defined in the policy to which this rider is attached.

Accidental Death. Death that results directly and solely from:

1.	an injury; or

2.	an accidental drowning.

The accidental death must occur within 120 days of the injury.

Injury. Accidental bodily injury that:

1.	results directly in the primary insured’s death; and

2.	is independent of all other causes in the primary insured’s death; and

3.	occurs after the issue date of this rider and while this rider is in force.

Rider Benefit Amount. The benefit amount shown for this rider on the schedule or on an endorsement or amendment.

Rider Date. The date shown on the schedule or on an endorsement or amendment that this rider takes effect and that determines each:

1.	rider year;

2.	rider anniversary; and

3.	rider month.

Rider Termination Date. The rider anniversary date nearest the primary insured’s attained age 65 as shown on the schedule or shown on an endorsement or amendment.

GENERAL PROVISIONS

Benefit. We will pay, to the beneficiary, the rider benefit amount if we receive at our home office written proof satisfactory to us that:

1.	the primary insured’s accidental death resulted from an injury; and

2.	the accidental death occurred while insurance coverage under the policy and this rider were in force.

Exclusions and Limitations. This benefit is not payable for an accidental death that is the direct or indirect result of:

1.	intentionally self-inflicted injury;

2.	suicide whether sane or insane;

3.	any disease even if the cause of death is the direct or indirect result of injury;

4.	medical or surgical treatment of any disease;

5.	commission of a felony;

6.	physical or mental illness;

7.	any drug, medication, or sedative taken voluntarily unless:

a.	administered by a licensed physician,

b.	taken as prescribed by a licensed physician;

c.	an over-the-counter drug, medication, or sedative taken as directed by the package instructions;

8.	alcohol in combination with any drug, medication, or sedative;

9.	ptomaine or bacterial infections, except pyogenic infections which occur at the same time as or through an accidental cut or wound;

10.	participating in a riot or insurrection;

11.	war; or service in the military, naval or air forces of any country or international organization at war, whether declared or undeclared; or any conflict between armed forces;

12.	intentional taking of any poison or inhaling of any gas except while performing job duties;

13.	operating, riding in or descending from any aircraft in which the primary insured is:

a.	a pilot, pilot instructor, student pilot or member of the crew; or

b.	being flown for the purpose of descent while in flight.

Autopsy. Unless prohibited by law, we have the right to have an autopsy performed, at our expense, on the primary insured when claim is made under this rider.

Changes in Rider Benefit Amount. The rider benefit amount may be increased or decreased upon written request from the owner. Such change however, may not be more or less than our limits for this benefit. Evidence of insurability, satisfactory to us is required to increase the rider benefit amount. Changes in the rider benefit amount may result in premium changes and the cost of this rider will change accordingly.

Cost of the Rider. The monthly cost of this rider is based on a rate per thousand of the rider benefit amount.

Incontestability, Reinstatement and Suicide. The Incontestability, Reinstatement and Suicide provisions of the policy are, for the purpose of this rider measured from the rider date.

We may contest the validity of this rider at any time on the grounds of fraudulent misrepresentation.

Premium. Premium and monthly deductions will increase if this rider is added to the policy.

Rider Termination. This rider terminates at 12:00 AM on the earliest of:

1.	the rider termination date;

2.	the date the policy terminates subject to its conditions and provisions; or

3.	the date the policy is surrendered by the owner.

The owner may cancel this rider by sending a written request to us, at our home office. Cancellation takes effect on the monthly deduction day on or following the business day we receive the request, unless a later monthly deduction day is requested.

JACK SALZWEDEL	JAMES ELDRIDGE
PRESIDENT	SECRETARY

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